Exhibit 12.1

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016
	(in millions)
Combined Fixed Charges and Preference Dividends:

Interest expense, net of amounts capitalized	$66,991	$127,387
Capitalized interest	$3,237	$3,738
Estimated of interest expense within rental expense	$13,517	$28,133
Preference dividends	$4,513	$9,025
Total Combined Fixed Charges and Preference Dividends	$88,258	$168,283

Earnings as defined:

Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(177,928)	$(199,209)
Fixed charges	$88,258	$168,283
Amortization of capitalized interest	$1,460	$2,591
Distributed income of equity investees	$—	$—
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	$—	$—
Interest capitalized	$3,237	$3,738
Preference dividends of consolidated subsidiaries	$—	$—
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	$(13,069)	$(32,010)
Total of Earnings	$(78,378)	$(63)

Ratio of Combined Fixed Charges and Preference Dividends to Earnings	(1.1)	(2,687.2)